Fund Reorganization Q&A Important Fund Information

At a special meeting held on October. 16, 2009, the shareholders of the Aberdeen Emerging Markets Fund (Ticker: ABEMX) approved the reorganization proposal of the Aberdeen Emerging Markets Fund of The Advisors’ Inner Circle Fund II (AIC Trust) into the Aberdeen Emerging Markets Institutional Fund of the Aberdeen Funds (Aberdeen Trust).

The proposed reorganization of the Aberdeen Emerging Markets Fund that had been scheduled to occur on or about November 9, 2009 has been delayed and is now expected to occur on or prior to December 7, 2009.

To help answer any questions you may have regarding this transition, we have created the following Q&A.

Will there be any change to the investment team or process?

There will be no change to the investment team or process after the fund reorganization. The Aberdeen Global Emerging Markets investment management team will continue to manage the Fund using the same investment process.

Will the new fund have a new ticker or CUSIP?

The fund ticker will remain the same (ABEMX); however, to comply with CUSIP Service Bureau regulations, the CUSIP will change. We will work diligently with each firm’s operations team to ensure a smooth transition.

What affect will this reorganization have on my shares?

Shareholders will receive the full and fractional Institutional Class shares of the Aberdeen Emerging Markets Institutional Fund that are equal in value to the Institutional Class shares of the Aberdeen Emerging Markets Fund that they held immediately prior to the closing of the reorganization.

If you have any questions regarding the pending fund reorganization, please contact Aberdeen’s client service team at 877-332-7806, or send an email to openend.funds.us@aberdeen-asset.com

Shareholders should read the Combined Prospectus/Proxy Statement which contains important information about the reorganization and is available for free at the website of the Securities and Exchange Commission: www.sec.gov.